<u>Experience – Donna Tumminio</u>

Donna Tumminio has extensive experience in Compliance and in-depth knowledge of Title VII of the Wall Street Reform and Consumer Protection Act of 2010 ("Title VII"). After graduating law school, Donna embarked on a legal career at a major international law firm before transitioning to Compliance where she has focused on Title VII since its inception. Prior to joining The Bank of New York Mellon, Donna served as the Compliance lead at several large international banks where she managed all aspects of their Swap Dealer Compliance Programs, serving in both an advisory capacity as well as coordinating core program elements. Most recently, Donna was the Deputy to the Swap Dealer Chief Compliance Officer at HSBC Bank USA, N.A. where she was the primary Compliance Officer for the ongoing administration of the Swap Dealer Compliance Program and responsible for implementing Security-based Swap Dealer regulations. Prior to her employment with HSBC Bank USA, N.A., Donna worked for Bank of America/Merrill Lynch and Deutsche Bank where she was involved in Title VII Compliance. Donna holds a J.D. from Hofstra University, School of Law and B.S. in Finance from Georgetown University. She was admitted to the New York State Bar in 2008 and has been published in the Hofstra Family Law journal.